Arthur Don

Tel 312.456.8438

Fax 312.456.8435

dona@gtlaw.com

June [__], 2011

PRE-FILING DRAFT VERSION

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ambassador Funds - Securities Act of 1933 (“1933 Act”) File No. 333-36796, Post-Effective Amendment (“PEA”) No. 25, and Investment Company Act of 1940 (“1940 Act”) File No. 811-09941, PEA No. 26

Dear Mr. Bartz:

This letter responds to the staff comments related to Ambassador Funds’ (“Ambassador”) PEA No. 19 on Form N-1A, as discussed in the telephone call between you, myself and my colleague, Richard Cutshall, on April 12, 2011.  Please note that Ambassador’s PEA No. 25 is being filed through EDGAR with this letter, and that filing reflects your comments to Ambassador’s PEA No. 19.

The purpose of this letter is to confirm the changes made by Ambassador to comply with each of the comments provided by you.  To simplify your review, I have listed each of the comments provided by you in a table set forth below.  Next to each item listed, I have set forth Ambassador’s response.  You will note that in each instance we have complied with or answered the comment, or have made an adjustment to eliminate the concern that led to a comment.  In instances where your comment was applicable to more than one fund, I have recorded the comment once with the first fund to which the comment applies and have indicated the comment’s additional applicability.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
77 West Wacker Drive, Suite 3100  ■  Chicago, Illinois  ■  Tel 312.456.8400  ■  Fax 312.456.8435

Mr. Ed Bartz, U.S. Securities and Exchange Commission

June [__], 2011

_____________________

	Staff Comment	Response
Summary Section, Selkirk Opportunities Fund
1

You noted that, in order to be disclosed as a footnote to the “Annual Fund Operating Expenses” table, the Adviser’s fee reduction or waiver agreement must remain in effect for no less than one year from the effective date of PEA No. 25

* This comment applies to all five funds covered by PEA No. 19.  Ambassador’s response is the same with respect to each fund.

Such agreement will remain in effect through December 31, 2012
2	In the “Principal Investment Strategies” section, provide the market capitalization of the largest company in the Russell 2000 Index as of a date near the filing or effective date	The “Principal Investment Strategies” discussion has been revised slightly; however, that information has been provided
3

In the “Portfolio Managers” section, add a sentence indicating the length of service of each of the portfolio or co-portfolio managers (i.e., since the Fund’s inception)

* This comment applies to all five funds covered by PEA No. 19.  Ambassador’s response is the same with respect to each fund.

Added
Summary Section, Selkirk Core Fund
4	Please explain, either in PEA No. 25 or in a cover letter, the significance of the term “Core” in this Fund’s name	Please see the discussion following this table
5	In the “Principal Investment Strategies” section, provide the market capitalization of the smallest company in the S&P 500 Index as of a date near the filing or effective date	The “Principal Investment Strategy” has been revised to simply state that the market capitalization of any issuer, measured at the time of purchase, will not be less than $500 million
6	Add a “Mid-Cap Risk” to the Summary and Statutory Prospectuses related to the Core Fund * This applies to the Statutory Prospectus as well. Ambassador’s response is the same with respect thereto.	Added
Summary Section, Selkirk Income Fund
7	If the Income Fund has market capitalization parameters, add them to the “Principal Investment Strategies” section	The Income Fund does not have market capitalization parameters
8	Provide a discussion of the credit quality and maturity parameters applicable to the fixed-income portion of the Income Fund’s portfolio in the “Principal Investment Strategies” section	Provided
9

Based on the language in the “Principal Investment Strategies” section, should “appreciation” be a part of the Income Fund’s investment objective (and, if so, revise the investment objective accordingly)?

“Appreciation” should not be a part of the Income Fund’s investment objective, and revisions have been made to make that clear
10

Explain what is meant by “competitive” in the lines “competitive current dividend yield” and “competitive dividend in the near future” in the “Principal Investment Strategies” section, or remove the term “competitive”

Removed
11

If the Income Fund’s has market capitalization parameters encompassing small- or mid-cap investments, and corresponding risks to the Summary and Statutory Prospectuses related to the Income Fund

* This applies to the Statutory Prospectus as well.  Ambassador’s response is the same with respect thereto.

Although the Income Fund does not have market capitalization parameters, it is anticipated to have limited exposure to small- and mid-cap companies, by virtue of its “Investment Objective” and “Principal Investment Strategies”

Summary Section, Selkirk Bond Fund and Selkirk Short-Term Bond Fund * The following comments applied to both Funds, and Ambassador’s response is the same with respect to each Fund.
12	Add the “Portfolio Turnover” paragraph called for by Item 3 of Form N-1A	Added
13

Revise the “Principal Investment Strategies” section (i) to state that the 80% test applies “under normal circumstances”, (ii) to add “, plus any borrowing for investment purposes,” after the word “assets” and (iii) to change the term “debt securities” to “bonds”

* This comment also applies to the Statutory Prospectus regarding these Funds, which also has been revised accordingly.

Revised
14	In the “Principal Investment Strategies” section, explain the intended meaning of the use of “duration” and provide an example	Explained and provided
15	Add the “Portfolio Turnover” paragraph called for by Item 3 of Form N-1A	Added
16	Add the “Acquired Fund Fees and Expenses” line item to the “Annual Fund Operating Expenses” table	Added
17

Concerning the “Principal Investment Strategies” and “Principal Risks” sections as they related to the use of derivatives, review and consider the July 30, 2010, letter from Mr. Barry D. Miller of the U.S. Securities and Exchange Commission to Ms. Karrie McMillan of the Investment Company Institute regarding Derivatives-Related Disclosures by Investment Companies

Reviewed and considered (see also the discussion after this table regarding derivative counterparty exposure)
18

Unless they are either not applicable or non-principal, add risks related to the following types of investments to the Summary and Statutory Prospectuses related to these two Funds: (i) When-issued securities; (ii) Delayed-delivery securities; (iii) Forward commitments; (iv) Short-term trading; (v) U.S. Government Securities; (vi) Municipal debt securities; (vii) Foreign securities; and (viii) Dollar-roll securities

All of the items are non-principal or not applicable, and the “Principal Investment Strategies” have been revised accordingly
19	Add all of the foregoing risks that were added to the Summary Prospectuses of these Funds to the Statutory Prospectus as well	None of the foregoing risks were added to the Summary Prospectuses
20	Please explain, in a cover letter to the SEC, if these Funds have limits on their exposure to derivative counterparty risks, and provide an summary of those limitations	Please see the discussion following this table
Statutory Prospectus
21

Add “long-term capital appreciation” to the Income Fund’s investment objective, or revise the first paragraph of the “Investment Objective, Strategies, Risks and Portfolio Holdings” section to discuss the Income Fund’s investment objective and approach separately from the Opportunities and Core Funds

The section has been revised to discuss the Income Fund separately
22	In the “Investment Objectives and Strategies” section, add the investment objective of each Fund to its narrative paragraph	Added
23	In both the table and the narrative discussions in the “Investment Risks” section, add any new risks that have been added to the Summary Prospectuses of any of the Funds	Added
24

In the “Market Timing” section, add a more detailed discussion of Ambassador’s market timing policies and procedures, particularly by providing information responsive to Item 11(e)(4)(iii) of Form N-1A to the extent applicable

Added
Statement of Additional Information
25

Confirm whether or not “Securities Lending” is a principal investment strategy of any of the Selkirk Funds and, if so, add it (and the corresponding risks) to the applicable Summary and Statutory Prospectuses

Securities Lending is not a principal investment strategy
26	Pursuant to Section 13(a)(2) of the 1940 Act, Non-Fundamental (Operating) Policy number 2 is required to be a “fundamental” policy	This has been made a “Fundamental” policy applicable to the Selkirk Funds

Selkirk Core Fund.  The use of the term “Core” in this Fund’s name reflects the investment adviser’s belief that the types of investments in which the adviser plans to invest this Fund’s portfolio, namely equity securities of large- and mid-cap U.S. issuers believed by the adviser to be high-quality companies, are the types of investments that should form the nucleus or “core” of any investor’s portfolio.

Limitations on Exposure to Derivative Counterparty Risk.  After discussions with the Selkirk Bond Fund’s and Selkirk Short-Term Bond Fund’s portfolio manager, we have been advised that these two Funds are not expected to use options or futures to any significant extent (in fact, they expect that far less than 10 percent of either Fund’s portfolio would be exposed to the use of such derivatives at any time).  The Summary and Statutory Prospectuses have consequently been revised to remove references to these strategies and risks, although they have been added to Ambassador’s Statement of Additional Information.

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding this filing.  You will also note that, as discussed on June 1, 2011, PEA No. 24 extended the requested effective date of this PEA, as permitted by Rule 485(b) under the 1933 Act.  We seek an effective date of July 1, 2011, and note that the Board and non-interested Trustees of Ambassador approved the Section 15(c) agreements on June 7, 2011.  All other changes contained in PEA No. 25 were made in connection with finalizing certain of the financial data and other previously incomplete information  Consequently, based solely upon our review of Ambassador’s PEA No. 25 to be filed herewith, we represent that such PEA does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485 under the 1933 Act.

In connection with the PEA filings, we note the following on behalf of Ambassador:  (1) Ambassador is responsible for the accuracy and adequacy of the disclosures in its filing: (2) Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and (3) Ambassador may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Ambassador’s filings or in response to staff comments on Ambassador’s filings.

Questions concerning these materials may be directed to the undersigned at (312) 456-8438, or to my colleague Richard Cutshall, Esq. at (312) 476-5121.

Best regards,

GREENBERG TRAURIG, LLP

By: /s/ Arthur Don

Arthur Don, a Shareholder

cc:

Brian T. Jeffries

Robert S. Bacarella

Maria C. De Nicolo

Richard M. Cutshall

GREENBERG TRAURIG, LLP